SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934



                               Quepasa Corporation
--------------------------------------------------------------------------------
                                (Name of Issuer)


                    Common Stock, par value $0.001 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    74833W206
--------------------------------------------------------------------------------
                      (CUSIP Number of Class of Securities)


                             Andres Gonzalez Saravia
                   Mexicans & Americans Trading Together, Inc.
                                 7550 IH 10 West
                                    Suite 630
                            San Antonio, Texas 78229
                                 (210) 341-3777
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                   Copies to:

                            Maurice M. Lefkort, Esq.
                          Willkie Farr & Gallagher LLP
                               787 Seventh Avenue
                               New York, NY 10019
                                 (212) 728-8000

                                October 17, 2006
--------------------------------------------------------------------------------
                          (Date of Event which Requires
                            Filing of this Schedule)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following: [ ]

                                  SCHEDULE 13D



CUSIP No. 74833W206

----------- --------------------------------------------------------------------
    1       NAME OF REPORT PERSON
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            Mexicans & Americans Trading Together, Inc.
----------- --------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (a) [ ]
                                                                      (b) [X]

----------- --------------------------------------------------------------------
    3       SEC USE ONLY

----------- --------------------------------------------------------------------
    4       SOURCE OF FUNDS*

            AF
----------- --------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED
            PURSUANT TO ITEMS 2(d) or 2(e)                                [ ]

----------- --------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware
--------------------- --------- ------------------------------------------------
                         7      SOLE VOTING POWER

                                0
                      --------- ------------------------------------------------
NUMBER OF                8      SHARED VOTING POWER
SHARES
BENEFICIALLY                    3,000,000
OWNED BY              --------- ------------------------------------------------
EACH                     9      SOLE DISPOSITIVE POWER
REPORTING
PERSON WITH                     0
                      --------- ------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                3,000,000
----------- --------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

            3,000,000
----------- --------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES*                                               [ ]

----------- --------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            23.7
----------- --------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*

            CO
----------- --------------------------------------------------------------------

                                  SCHEDULE 13D



CUSIP No. 74833W206

----------- --------------------------------------------------------------------
    1       NAME OF REPORT PERSON
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            Altos Hornos de Mexico, S.A. de C.V.
----------- --------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (a) [ ]
                                                                      (b) [X]

----------- --------------------------------------------------------------------
    3       SEC USE ONLY

----------- --------------------------------------------------------------------
    4       SOURCE OF FUNDS*

            WC
----------- --------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED
            PURSUANT TO ITEMS 2(d) or 2(e)                                [ ]

----------- --------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            Mexico
--------------------- --------- ------------------------------------------------
                         7      SOLE VOTING POWER

                                0
                      --------- ------------------------------------------------
NUMBER OF                8      SHARED VOTING POWER
SHARES
BENEFICIALLY                    3,000,000
OWNED BY              --------- ------------------------------------------------
EACH                     9      SOLE DISPOSITIVE POWER
REPORTING
PERSON WITH                     0
                      --------- ------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                3,000,000
----------- --------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

            3,000,000
----------- --------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES*                                               [ ]

----------- --------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            23.7
----------- --------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*

            OO
----------- --------------------------------------------------------------------

Item 1.   Security and Issuer.

     This statement on Schedule 13D relates to the common stock, par value $0.001 per share (the "Common Stock") of Quepasa Corporation, a Nevada corporation (the "Company") and is being filed pursuant to Rule 13d-1 under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). The address of the principal executive offices of the Company is 7550 E. Redfield Rd., Suite A, Scottsdale, Arizona 85260.

Item 2.   Identity and Background.

     This statement is filed on behalf of Mexicans & Americans Trading Together, Inc., a Delaware corporation ("MATT Inc.") and Altos Hornos de Mexico, S.A. de C.V., a Mexican Variable Capital Company (Sociedad Anonima de Capital Variable)("AHMSA", and together with MATT Inc., the "Reporting Persons"). MATT Inc. is a wholly owned subsidiary of AHMSA. The address of the principal business and principal office of MATT Inc. is 7550 IH 10 West, Suite 630, San Antonio, Texas 78229. The address of the principal business and principal office of AHMSA is Prolongacion Juarez S/N, Colonia La Loma, Monclova, Coahuila 25770, Mexico.

     The principal business of MATT Inc. is making investments and developing business opportunities principally in the United States Hispanic market. AHMSA is an integrated steel producer based in Mexico, manufacturing flat steel products and long steel products including plate, hot rolled coil, cold rolled coil, tinplate and heavy beams.

     AHMSA is a subsidiary of Grupo Acerero del Norte, S.A. de C.V., a Mexican Variable Capital Company (Sociedad Anonima de Capital Variable) ("GAN"), which owns approximately 79% of the outstanding equity of AHMSA. The address of the principal business and principal office of GAN is Campos Elisios No. 29, Colonia Rincon del Bosque, Delegacion Miguel Hidalgo, Mexico, D.F. 11580, Mexico. GAN is a holding company, holding, among other assets, the shares of AHMSA.

     The names, residence or business address, citizenships and present principal occupations or employment of the executive officers and directors of MATT Inc., AHMSA and GAN are set forth in Schedule A, B and C hereto, respectively.

     During the last five years, neither MATT Inc., AHMSA, GAN nor, to the best knowledge of MATT Inc., AHMSA or GAN, any person named in Schedule A, B or C has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

Item 3.   Source and Amount of Funds or Other Consideration.

     On October 17, 2006, MATT Inc. entered into a Securities Purchase Agreement with the Company (the "Purchase Agreement"), pursuant to which MATT Inc. acquired 1,000,000 shares of Common Stock and warrants to purchase an aggregate of 2,000,000 shares of Common Stock (the "Warrants") for an aggregate purchase price of $10,000,000. To effect the purchase, MATT Inc. sold a promissory note to AHMSA, the material terms of which are described in Item 6 below. AHMSA used cash on hand to fund the purchase of the promissory note.

     The descriptions of the Purchase Agreement and the promissory note in this
Schedule 13D are qualified in their entirety by reference to such agreements, which are incorporated by reference as Exhibits 99.1 and 99.5 hereto, respectively.

Item 4.   Purpose of Transaction.

     The Reporting Persons acquired the Common Stock and the Warrants for investment purposes. The Reporting Persons may make, or cause, further acquisitions of Common Stock from time to time and may dispose of, or cause to be disposed, any or all of the Common Stock held by it at any time, including any Common Stock issued upon exercise of the Warrants. The Reporting Persons intend to evaluate on an ongoing basis the investment in the Company and their options with respect to such investment.

     Pursuant to the terms of the Purchase Agreement, the Reporting Persons intend to designate Mr. Alonso Ancira for appointment to the Board of Directors of the Company.

     Except as set forth above, neither the Reporting Persons nor, to the best of their knowledge, any person listed on Schedules A, B or C hereto, has any present plans or proposals that relate to or would result in any of the actions required to be described in Item 4 of Schedule 13D. The Reporting Persons may, at any time, review or reconsider their position with respect to the Company and formulate plans or proposals with respect to any of such matters.

Item 5.   Interest in Securities of the Issuer.

     (a) MATT Inc. beneficially owns 3,000,000 shares of Common Stock, consisting of the 1,000,000 shares of Common Stock held by MATT Inc. and the 2,000,000 shares issuable upon exercise of the Warrants owned by MATT Inc. (together, the "Shares"). AHMSA may be deemed to beneficially own the Shares by virtue of its ownership of MATT Inc. The Shares represent 23.7% of 12,654,341 total shares of Common Stock, calculated as the sum of (i) the 9,654,341 shares of Common Stock outstanding as of August 10, 2006, as reported in the Company's Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2006, (ii) the 1,000,000 shares of Common Stock issued by the Company to MATT Inc. pursuant to the Purchase Agreement and (ii) the 2,000,000 shares of Common Stock issuable upon exercise of the Warrants.

     (b) MATT Inc. has the power to vote and dispose the Shares. AHMSA may be deemed to share the power to vote and dispose the Shares by virtue of its ownership of MATT Inc.

     (c) On October 17, 2006, MATT Inc. purchased 1,000,000 shares of Common Stock and warrants to purchase an aggregate of 2,000,000 shares of Common Stock pursuant to the Purchase Agreement. During the past 60 days, there were no other transactions in the Common Stock effected by the Reporting Persons nor, to the best of their knowledge, any person listed on Schedules A, B or C hereto.

     (d) Other than MATT Inc., which directly holds the Common Stock and the Warrants, and except as set forth in this Item 5, no person is known to have the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares.

     (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

     Pursuant to the Purchase Agreement, and upon the terms and conditions contained therein, MATT Inc. acquired 1,000,000 shares of Common Stock and warrants to purchase an aggregate of 2,000,000 shares of Common Stock from the Company, for an aggregate purchase price of $10,000,000. The Series 1 Common Stock Purchase Warrant (the "Series 1 Warrant") is exercisable for 1,000,000 shares of Common Stock at an exercise price of $12.50 per share. The Series 2 Common Stock Purchase Warrant (the "Series 2 Warrant") is exercisable for 1,000,000 shares of Common Stock at an exercise price of $15.00 per share. Under the Purchase Agreement, MATT Inc. has the right to designate the appointment of one person to the Board of Directors of the Company (the "Board"), and the Company will take all appropriate action to effect such appointment, provided the designee is first approved by the nominating and corporate governance committee of the Company. The Company will continue to be required to nominate one person designated by MATT Inc. at each meeting of stockholders at which an election of the Board is held as long as MATT Inc. owns at least 5% of the outstanding Common Stock. If such designee is not elected by the stockholders, the Company must increase the size of the Board and fill the vacancy with a different person designated by MATT Inc., provided that such designee is first approved by the nominating and corporate governance committee of the Company. In addition, under the Purchase Agreement, MATT Inc. has the right to nominate an additional director, who shall be "independent" of the Company within the meaning of the rules of any exchange on which the Common Stock is listed and must be reasonably acceptable to the nominating and corporate governance committee of the Company, for so long as it beneficially owns 20% of the total outstanding Common Stock (without giving effect to any outstanding warrants, options or similar rights held by any party).

     In conjunction with the Purchase Agreement, the parties entered into a registration rights agreement (the "Registration Rights Agreement") pursuant to which the Company must file a shelf registration statement for a continuous offering that will register the resale from time to time by MATT Inc. of the Shares. Under the Registration Rights Agreement, the Company is required to use its best efforts to keep the shelf registration statement continuously effective until all of the Shares have been sold pursuant to the shelf registration or otherwise transferred and new securities not subject to transfer restrictions under the Securities Act of 1933, as amended, have been delivered by the Company.

     In order to finance the acquisition of the shares of Common Stock and Warrants, MATT Inc. sold a promissory note to AHMSA (the "Promissory Note") for $10,000,000. Interest is to accrue daily at an effective annual rate of 8%, on the basis of a year of 360 days. Pursuant to the Promissory Note, MATT Inc. will repay the outstanding principal and any accrued interest within 10 days of receiving a written demand from AHMSA for repayment, which cannot be made until April 17, 2007. MATT Inc. may repay the Promissory Note at any time.

     As indicated above, MATT Inc. acquired two warrants pursuant to the Purchase Agreement, in addition to the shares of Common Stock. The Series 1 Warrant is exercisable for 1,000,000 shares of Common Stock at an exercise price of $12.50 per share. The Series 2 Warrant is exercisable for 1,000,000 shares of Common Stock at an exercise price of $15.00 per share. The expiration date of both the Series 1 Warrant and Series 2 Warrant is October 17, 2016. The Warrants contain standard anti-dilution adjustment provisions that provide for proportional adjustment to the exercise price upon the occurrence of events such as any reclassification, stock split, capital reorganization or recapitalization of the Company, the issuance of any stock dividends, any consolidation or merger of the Company (other than certain mergers with subsidiaries) and any sale or conveyance of all or substantially all the assets of the Company.

     In addition, the exercise price of each Warrant is subject to adjustment based upon the amount of revenue generated for the Company as a result of the efforts of MATT Inc., which will undertake activities for the purpose of generating such revenue. On a quarterly basis, the Company and MATT Inc. will reach a determination of the amount of revenue generated through the efforts of MATT Inc., taking into account both direct payments by MATT Inc. to the Company in respect of advertising or other services provided and payments by third parties to the Company in respect of advertising or other services as the result of actions taken by MATT Inc. for the purpose of generating revenue for the Company ("MATT Inc. Related Revenue"). In accordance with the formula set forth in each Warrant, the exercise price is to be reduced quarterly by the number obtained by doubling the dollar amount of MATT Inc. Related Revenue for such year and dividing by the number of shares of common stock currently issuable upon exercise of the Warrant. However, in no event will the exercise price of the Series 1 Warrant or the Series 2 Warrant fall below $10 per share. The adjustment based upon generated revenue applies only to the exercise price and does not affect the number of shares issuable upon exercise of the Warrants.

     Except as referred to above, there are no contracts, arrangements, understandings or relationships among the persons named in Item 2 or between such persons and any other person with respect to any securities of the Company. The descriptions of the Purchase Agreement, the Registration Rights Agreement, the Series 1 Warrant, Series 2 Warrant and the Promissory Note in this Schedule 13D are qualified in their entirety by reference to such agreements and instruments, which are filed as Exhibits 99.1, 99.2, 99.3, 99.4 and 99.5 hereto.

Item 7.   Material to be Filed as Exhibits.

99.1 Securities Purchase Agreement, dated October 17, 2006, by and between Quepasa Corporation and Mexicans & Americans Trading Together, Inc. (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K of Quepasa Corporation filed with the Securities and Exchange Commission on October 19, 2006)

99.2 Registration Rights Agreement, dated October 17, 2006, by and between Quepasa Corporation and Mexicans & Americans Trading Together, Inc. (incorporated by reference to Exhibit 10.4 to the Current Report on Form 8-K of Quepasa Corporation filed with the Securities and Exchange Commission on October 19, 2006)

99.3 Series 1 Common Stock Purchase Warrant, issued by the Company to Mexicans & Americans Trading Together, Inc. on October 17, 2006 (incorporated by reference to Exhibit 10.2 to the Current Report on Form 8-K of Quepasa Corporation filed with the Securities and Exchange Commission on October 19, 2006)

99.4 Series 2 Common Stock Purchase Warrant, issued by the Company to Mexicans & Americans Trading Together, Inc. on October 17, 2006 (incorporated by reference to Exhibit 10.3 to the Current Report on Form 8-K of Quepasa Corporation filed with the Securities and Exchange Commission on October 19, 2006)

99.5 Promissory Note, dated as of October 17, 2006, issued by Mexicans & Americans Trading Together, Inc. to Altos Hornos de Mexico, S.A. de C.V.

99.6 Joint Filing Agreement, dated as of October 27, 2006, by and between the Reporting Persons.



                         [Signatures on following page]

                                   SIGNATURES

     After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  October 27, 2006

                                             MEXICANS & AMERICANS TRADING
                                             TOGETHER, INC.



                                             By: /s/ Andres Gonzalez Saravia
                                                 -------------------------------
                                                 Name:   Andres Gonzalez Saravia
                                                 Title:  President




                                             ALTOS HORNOS DE MEXICO, S.A. DE
                                             C.V.



                                             By: /s/ Andres Gonzalez Saravia
                                                 -------------------------------
                                                 Name:   Andres Gonzalez Saravia
                                                 Title:  Legal Director




               [SIGNATURE PAGE TO SCHEDULE 13D WITH RESPECT TO THE
                      COMMON STOCK OF QUEPASA CORPORATION]

                                   SCHEDULE A

     The name, business address and present principal occupation or employment of each of the directors and executive officers of MATT Inc. are set forth below. The business address of each person is c/o Altos Hornos de Mexico, S.A. de C.V., Prolongacion Juarez S/N, Colonia La Loma, Monclova, Coahuila 25770, Mexico. Except as indicated, each person is a citizen of Mexico.

                             Directors of MATT Inc.
                             ----------------------

Name                          Principal Occupation

Alonso Ancira Elizondo (1)    Chairman of the Board of AHMSA

----------------------
(1)  Citizen of Mexico and the United States



                         Executive Officers of MATT Inc.
                         -------------------------------

Name                          Title with MATT Inc. (Principal Occupation)

Andres Gonzalez Saravia       President and Secretary (Legal Director of AHMSA)

                                   SCHEDULE B

     The name, business address and present principal occupation or employment of each of the directors and executive officers of AHMSA are set forth below. Except as otherwise noted, the business address of each person is c/o Altos Hornos de Mexico, S.A. de C.V., Prolongacion Juarez S/N, Colonia La Loma, Monclova, Coahuila 25770, Mexico. Except as indicated, each person is a citizen of Mexico.

                               Directors of AHMSA
                               ------------------

Name                                Principal Occupation

Alonso Ancira Elizondo (1)          Chairman of the Board
Xavier D. Autrey Maza               Vice Chairman of the Board
Manuel Ancira Elizondo (1)          Director
Jorge Ancira Elizondo (1)           Director
Juan Carlos Carredano Perez         Real Estate Developer (3)
Sandra Lopez Benavides              Private Investor (4)
Jim Pignatelli (2)                  Chairman and CEO of Tucson Electric Power
                                    Company (5)
Javier Reyna Rodriguez              Real Estate Developer (6)

----------------------
(1) Citizen of Mexico and the United States

(2) Citizen of the United States

(3) Owner of Grupo Barca, S.A. de C.V. The principal business of Grupo Barca, S.A. de C.V. is real estate development, and its principal address is Prolongacion Paseo de la Reforma #115, Oficina 1005, Colonia Paseo de las Lomas, C.P. 01330, Mexico, D.F.

(4) The address of Sandra Lopez Benavides is Club Industrial, Av. Francisco Javier Gamboa #2, Colonia Ladron de Guevara, Guadalajara, Jalisco, C.P. 44600.

(5) Tucson Electric Power Company is an electric utility, and its principal business address is One South Church Avenue, Suite 100, Tucson, Arizona 85701.

(6) Owner of Fortec Construcciones de Monterrey, S.A. de C.V. The principal business of Fortec Construcciones de Monterrey, S.A. de C.V. is real estate development and construction, and its principal address is Rio San Lorenzo #440, Colonia Fuentes del Valle, C.P. 66220, San Pedro Garza Garcia, Nuevo Leon.


                           Executive Officers of AHMSA
                           ---------------------------

Name                                Principal Occupation and Title with AHMSA

Luis Zamudio Miechielsen            Chief Executive Officer
Manuel Ancira Elizondo (1)          Chief Operating Officer
Jorge Ancira Elizondo (1)           Chief Financial Officer
Andres Gonzalez-Saravia Coss        Legal Director
Miguel Elizondo Elizondo            Director of Sales and Marketing
Carlos de Luna Valdes               Director of Finance

Fernando Monroy Guajardo            Director of Personnel (non-union)
Enrique Rivera Gomez                Director of Personnel (union employees)
Carlos Guajardo Elizondo            Director of Purchasing and Supply Contracts
Armando Ferriz Dominguez            Technical Director and Director of Steel
                                    Production

Jorge Ordonez Cortes                Director of Raw Materials
Jose Guadalupe Duron Candela        Director of Raw Materials Operations
Homero Menchaca Falcon              Director of NASA
Abel Ayala Flores                   Director of Raw Materials Administration

----------------------
(1)  Citizen of Mexico and the United States

                                   SCHEDULE C

     The name, business address and present principal occupation or employment of each of the directors and executive officers of GAN are set forth below. Except as otherwise noted, the business address of each person is c/o Altos Hornos de Mexico, S.A. de C.V., Prolongacion Juarez S/N, Colonia La Loma, Monclova, Coahuila 25770, Mexico. Except as indicated, each person is a citizen of Mexico.

                     Directors and Executive Officers of GAN
                     ---------------------------------------

Name                                Principal Occupation

Alonso Ancira Elizondo (1)          Chairman of the Board of AHMSA
Xavier Autrey Maza                  Vice Chairman of the Board of AHMSA
Manuel Ancira Elizondo (1)          Director
Jorge Ancira Elizondo (1)           Director
Jorge Ordonez Cortes                Director and Consultant (2)
Juan Carlos Carredano Perez         Real Estate Developer (3)
Alfonso Lebrija Guiot               Certified Public Accountant (4)
Telber Gustafson                    Business Promoter (5)

----------------------
(1)  Citizen of Mexico and the United States

(2) The address of Jorge Ordonez Cortes is Av. de las Palmas No. 735-2O, Colonia Lomas de Chapultepec, C.P. 11000, Mexico, D.F.

(3)  See Schedule B above.

(4) Lebrija Alvarez y Compania, S.C. is an accounting firm, and its principal business address is Tres Picos #79, Colonia Bosque de Chapultepec, C.P. 11580, Delegacion Miguel Hidalgo, Mexico, D.F.

(5) The address of Telber Gustafson is Calzada de los Leones #115 Mezannine, Colonia Las Aguilas, Mexico, D.F.

                                  EXHIBIT INDEX


Exhibit Number      Description
--------------      -----------

     99.5 Promissory Note, dated as of October 17, 2006, issued by Mexicans & Americans Trading Together, Inc. to Altos Hornos de Mexico, S.A. de C.V.

     99.6 Joint Filing Agreement, dated as of October 27, 2006, by and between the Reporting Persons.